Exhibit 99.1

Ayr Launches Adult-Use Cannabis Sales in Watertown, the Company’s Second Adult-Use Dispensary in Massachusetts

BOSTON and MIAMI, July 12, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announced the opening of AYR in Watertown, the Company’s second adult-use dispensary in the Greater Boston area. Sales will begin July 12, 2022, at 10am ET.

Located at 48 North Beacon Street, the store features a wide range of cannabis brands and products, including Ayr’s own Kynd premium flower, Entourage vapes, Secret Orchard vapes, Wicked edibles, Levia THC infused seltzer, and HAZE concentrates, to address experienced consumers as well as those newer to cannabis.

“The opening of AYR in Watertown is another amazing milestone for our team. We are thrilled to be adding a second adult-use dispensary in Greater Boston in another great location,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “With our newly opened Back Bay dispensary hosting its Grand Opening Celebration on July 14th, this is an important week for Ayr in Greater Boston. We look forward to celebrating these milestones with the Watertown community, where we maintain our commitment to being a great neighbor and community partner.”

The store’s hours of operation are 10am - 8pmET, seven days a week. Pre-orders are encouraged and can be placed at www.ayrmassachusetts.com.

Sira Naturals d/b/a Ayr is awaiting approval from the Massachusetts Cannabis Control Commission (“CCC”) to sell medical cannabis at the Watertown location and anticipates beginning medical sales at the Watertown dispensary soon.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com